EXHIBIT 99.9

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements Nos. 333-113889, 333-162558 and 333-167757 on Form S-8, and No. 333-174604 on Form F-10 to the use of our reports dated March 27, 2013 relating to the consolidated financial statements of Brigus Gold Corp. (“the Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Halifax, Canada

March 27, 2013